UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 4, 2026, Icon Energy Corp. (the “Company”) entered into an “at-the-market” (“ATM”) offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, the Company may, from time to time, sell its common shares having an aggregate offering value of up to $3.4 million to or through Maxim, as sales agent. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM Agreement. The Company intends to use the proceeds from the offering and sale of the securities for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments and fleet renewal or expansion.

The offering and sale of the securities will be made pursuant to the Company’s previously filed registration statement on Form F-3 (File No. 333-291988), declared effective on December 15, 2025. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of such effective registration statement. Copies of the prospectus supplement and accompanying base prospectus related to this offering have been filed with the SEC and may be obtained from the SEC’s website at http://www.sec.gov.

The foregoing descriptions of the material terms of the ATM Agreement are qualified in their entirety by reference to the full text of the ATM Agreement, which is filed as Exhibit 1.1 to this report on Form 6-K and incorporated herein by reference.

This report on Form 6-K and the exhibits therefore, and the information contained herein and therein, do not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The legal opinion of Stephenson Harwood LLP relating to the validity of the securities being offered pursuant to the ATM Agreement is filed as Exhibit 5.1 to this report on Form 6-K.

EXHIBIT INDEX

1.1	At the Market Offering Agreement February 4, 2026, by and between the Company and Maxim Group LLC.

5.1	Opinion of Stephenson Harwood LLP.

23.1	Consent of Stephenson Harwood LLP (contained in Exhibit 5.1).

This Report, including the exhibits hereto, are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: February 4, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer